Exhibit 6.6

                   ALLONGE TO PROMISSORY NOTE
                        [LINE OF CREDIT]


     THIS ALLONGE TO PROMISSORY NOTE [Line of Credit] (this
"Allonge") is made as of the 20th day of April, 1995 by and between (i) TRINITY INVESTMENT CORP., a Delaware corporation
("Maker"), and (ii) THE A.J. 1989 TRUST ("Payee").

     WHEREAS, Maker executed and delivered to Payee a Promissory
Note [Line of Credit] dated February 1, 1995 (the "Note") in the original principal face amount of Ten Million Five Hundred
Thousand Dollars ($10,500,000) [the "Loan Proceeds"];

     WHEREAS, effective as of April 1, 1995, Maker loaned approximately Six Million Seven Hundred Thirty Thousand Dollars ($6,730,000) of the Loan Proceeds to CPT Holdings, Inc., a Minnesota corporation ["CPT"], and, in connection therewith, assigned, pledged and/or endorsed over to Payee (i) that certain Debenture dated April 1, 1995 from CPT to Maker (the "Debenture"), (ii) that certain Credit Agreement dated April 1, 1995 between CPT and Maker (the "Credit Agreement"), and (iii) any and all other documents executed and/or delivered in connection with the Debenture and the Credit Agreement, pursuant to that certain Loan and Security Agreement dated as of February 1, 1995 between Maker and Payee (the "Loan Agreement");

     WHEREAS, proceeds from the Debenture were intended to be used for, among other things, the repayment of outstanding loans and other obligations owed by CPT to Payee (the "CPT Obligations") in the approximate aggregate amount of Three Hundred Seventy-Three Thousand Dollars ($373,000) as of even date herewith (including all accrued interest thereon), the repayment of which CPT Obligations was assumed by Maker;

     WHEREAS, in lieu of repaying the CPT Obligations to Payee, Maker desires to increase the Loan Proceeds by a like amount; and

     WHEREAS, Maker and Payee desire to amend the provisions of the Note and the Loan Agreement, as more fully set forth herein.

     NOW, THEREFORE, for good and valuable consideration, Maker and Payee hereby agree as follows:

     1. The available Loan Proceeds under the Note and the Loan Agreement is hereby increased to a maximum aggregate amount of Ten Million Nine Hundred Thousand Dollars ($10,900,000), of which the CPT Obligations shall be deemed a part effective as of even date herewith.

     2. In this connection, Maker and Payee hereby acknowledge and agree that Ten Million Eight Hundred Seventy-Three Dollars ($10,873,000) of Loan Proceeds (plus accrued interest on all amounts advanced prior to the date hereof) have been advanced under the Note and the Loan Agreement as of the date hereof.

     3. It is the intention of Maker and Payee that this Allonge be deemed a modification of the Note and the Loan Agreement, that the Allonge not be deemed an independent instrument which serves as a substitute or replacement therefor and that the Allonge be physically attached to the Note and become a part thereof.

     4. Except as modified hereby, the Note, the Loan Agreement and all of their respective terms and provisions shall remain in full force and effect.

     IN WITNESS WHEREOF, the parties hereto have executed this Allonge under seal as of the date set forth above.

WITNESS:                      MAKER:

                              TRINITY INVESTMENT CORP.


/s/ Gary R. Siegel            By /s/ William L. Remley
                                William L. Remley, President


WITNESS:                      PAYEE:

                              THE A.J. 1989 TRUST


/s/ Gary R. Siegel            By /s/ William L. Remley     (SEAL)
                                William L. Remley, Trustee